Franchise Group, Inc.

109 Innovation Court, Suite J

Delaware, OH 43015

(740) 363-2222

August 21, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Franchise Group, Inc. — Form S-3 (File No. 333-257430)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Franchise Group, Inc., a Delaware corporation (the “Registrant”), hereby requests that the above captioned Registration Statement (the “Registration Statement”) be withdrawn as of the date hereof or as soon thereafter as practicable. Pursuant to the closing of the transactions contemplated by that certain Agreement and Plan of Merger dated as of May 10, 2023, by and among Freedom VCM, Inc., a Delaware corporation (“Parent”) and Freedom VCM Subco, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Registrant, Merger Sub merged with and into the Registrant (the “Merger”), with the Registrant continuing its existence as the surviving corporation and a wholly owned subsidiary of Parent following the Merger. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

Should you have any questions regarding this matter, please contact Eric Seeton at (740) 363-2222.

Sincerely yours,
FRANCHISE GROUP, INC.

By:	/s/ Eric Seeton
Eric Seeton
Chief Financial Officer